EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.

Condensed Consolidated

Interim Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited)

TSX: ASM | NYSE AMERICAN: ASM

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Thousands of US Dollars - Unaudited)

	Note	June 30, 2026	December 31, 2025
ASSETS
Current assets:
Cash		$144,783	$101,724
Amounts receivable		2,019	12,003
Amounts due from related parties	10(b)	141	141
Taxes recoverable	4	2,314	1,770
Derivative asset		630	1,314
Prepaid expenses and other assets		3,977	2,920
Inventory	5	15,913	12,196
Total current assets		169,777	132,068
Exploration and evaluation assets	7	15,752	15,699
Plant, equipment and mining properties	9	131,945	125,365
Long-term investments	6	3,203	4,151
Other assets		1,847	1,749
Total assets		$322,524	$279,032
LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities		11,155	14,204
Taxes payable		5,512	7,143
Deferred consideration payable	9	8,650	8,326
Current portion of finance lease obligations		2,838	2,632
Current portion of equipment loans		848	201
Total current liabilities		29,003	32,506
Finance lease obligations		3,794	2,994
Equipment loans		1,099	187
Reclamation provision	11	3,131	2,921
Deferred income tax liabilities		2,927	6,394
Total liabilities		39,954	45,002
EQUITY
Share capital	12	271,149	243,317
Equity reserves		10,965	11,689
Treasury shares		(97)	(97)
Accumulated other comprehensive loss		(9,644)	(4,264)
Retained earnings (accumulated deficit)		10,197	(16,615)
Total equity		282,570	234,030
Total liabilities and equity		$322,524	$279,032

Commitments & Contingencies – Note 15

Subsequent Events – Note 19

Approved by the Board of Directors on August 12, 2026

Michael Clark	Director	David Wolfin	Director

The accompanying notes are an integral part of the condensed consolidated interim financial statements

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	2

Condensed Consolidated Interim Statements of Operations

and Comprehensive Income (Loss)

(Expressed in Thousands of US Dollars, other than per share amounts - Unaudited)

	Note	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Revenue from mining operations	13	$26,787	$21,805	$66,220	$40,641
Cost of sales	13	13,816	11,581	29,831	19,855
Mine operating income		12,971	10,224	36,389	20,786
OPERATING EXPENSES
General and administrative expenses	14	2,340	1,973	5,315	4,096
Share-based payments	12	1,465	1,320	2,340	1,682
Income before other items		9,166	6,931	28,734	15,008
OTHER ITEMS
Interest and other income		1,135	170	2,061	333
Gain (loss) on long-term investments	6	(995)	(81)	(438)	363
Unrealized gain (loss) on derivatives		441	1,509	(684)	1,914
Foreign exchange gain (loss)		2,476	(1,431)	5,670	(1,530)
Finance cost		(166)	(4)	(331)	(9)
Accretion of reclamation provision	11	(69)	(52)	(134)	(100)
Interest expense		(122)	(110)	(244)	(191)
Other expenses		-	(421)	-	(421)
Income before income taxes		11,866	6,511	34,634	15,367
INCOME TAXES
Current income tax expense		(4,394)	(3,061)	(11,289)	(5,093)
Deferred income tax recovery (expense)		3,427	(586)	3,467	(1,793)
Income tax expense		(967)	(3,647)	(7,822)	(6,886)
Net income		10,899	2,864	26,812	8,481
OTHER COMPREHENSIVE INCOME (LOSS)
Currency translation differences		(2,938)	1,419	(5,380)	1,514
Total comprehensive income		$7,961	$4,283	$21,432	$9,995
INCOME PER SHARE	12(e)
Basic		$0.06	$0.02	$0.16	$0.06
Diluted		$0.06	$0.02	$0.15	$0.06
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	12(e)
Basic		170,022,896	144,108,234	168,298,839	142,194,583
Diluted		175,512,841	154,134,484	173,996,975	151,901,381

The accompanying notes are an integral part of the condensed consolidated interim financial statements

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	3

Condensed Consolidated Interim Statements of Changes in Equity

(Expressed in Thousands of US Dollars - Unaudited)

	Note	Number of Common Shares	Share Capital Amount	Equity Reserves	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Retained Earnings Accumulated (Deficit)	Total Equity
Balance, January 1, 2025		140,565,642	$163,325	$11,529	$(97)	$(6,035)	$(43,323)	$125,399
Common shares issued:
At the market issuances	12	2,872,200	7,331	-	-	-	-	7,331
Exercise of options		1,819,879	2,255	(1,155)	-	-	-	1,100
Vesting of RSUs		1,308,296	1,008	(1,008)	-	-	-	-
Carrying value of RSU forfeited for withholding taxes	12	-	-	(342)	-	-	-	(342)
Issuance costs	12	-	(392)	-	-	-	-	(392)
Share-based payments	12	-	-	1,682	-	-	-	1,682
Net income for the period		-	-	-	-	-	8,481	8,481
Currency translation differences		-	-	-	-	1,514	-	1,514
Balance, June 30, 2025		146,566,017	$173,527	$10,706	$(97)	$(4,521)	$(34,842)	$144,773
Balance, January 1, 2026		162,308,988	243,317	11,689	(97)	(4,264)	(16,615)	234,030
Common shares issued:
At the market issuances	12	3,099,435	25,656	-	-	-	-	25,656
Exercise of options	12	3,275,404	4,780	(1,717)	-	-	-	3,063
Vesting of RSUs	12	1,691,983	1,347	(1,347)	-	-	-	-
Shares repurchased and cancelled	12	(508,039)	(3,031)	-	-	-	-	(3,031)
Issuance costs	12	-	(920)	-	-	-	-	(920)
Share-based payments	12	-	-	2,340	-	-	-	2,340
Net income for the period	12	-	-	-	-	-	26,812	26,812
Currency translation differences		-	-	-	-	(5,380)	-	(5,380)
Balance, June 30, 2026		169,867,771	$271,149	$10,965	$(97)	$(9,644)	$10,197	$282,570

The accompanying notes are an integral part of the condensed consolidated interim financial statements

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	4

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in Thousands of US Dollars - Unaudited)

	Note	2026	2025
OPERATING ACTIVITIES
Net income		$26,812	$8,481
Adjustments for non-cash items:
Deferred income tax expense (recovery)		(3,467)	1,793
Depreciation and depletion		4,808	1,796
Accretion of reclamation provision	11	134	100
Loss (gain) on investments	6	438	(363)
Unrealized loss (gain) on derivatives	17	684	(1,914)
Unrealized loss (gain) on foreign exchange		(5,148)	1,470
Write down of equipment and materials		18	164
Other expenses		-	421
Finance costs on deferred consideration payable		324	-
Share-based payments	12(c)(d)	2,340	1,682
		26,943	13,630
Net change in non-cash working capital items	16	(51)	(4,522)
Cash provided by operating activities		26,892	9,108
FINANCING ACTIVITIES
Shares issued for cash, net of issuance costs		24,736	6,939
Proceeds from option exercises and RSU vesting, net		3,063	757
Shares repurchased and cancelled		(3,031)	-
Lease liability payments		(1,865)	(906)
Equipment loan payments		(186)	(155)
Cash provided by financing activities		22,717	6,635
INVESTING ACTIVITIES
Proceeds from sale of long-term investments		386	-
Exploration and evaluation expenditures		(59)	(451)
Additions to plant, equipment and mining properties		(6,856)	(5,306)
Cash used in investing activities		(6,529)	(5,757)

Change in cash		43,080	9,986
Effect of exchange rate changes on cash		(21)	(24)
Cash, beginning of period		101,724	27,317
Cash, ending of period		$144,783	$37,279

Supplementary Cash Flow Information (Note 16)

The accompanying notes are an integral part of the condensed consolidated interim financial statements

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	5

AVINO SILVER & GOLD MINES LTD.

Notes to Unaudited Condensed

Consolidated Interim Financial Statements

For the six months ended June 30, 2026, and 2025

(Expressed in Thousands of US Dollars – except where otherwise noted)

1. Nature of Operations

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company is engaged in the production and sale of silver, gold, and copper and the acquisition, exploration, and advancement of mineral properties.

The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada (except for the province of Quebec) and the United States, and trades on the Toronto Stock Exchange (“TSX”) under the ticker ASM:TSX, the NYSE American under the ticker ASM:NYSE-A, and the Frankfurt and Berlin Stock Exchanges under the ticker GV6.

The Company operates the Elena Tolosa Mine (“ET Mine” or “Avino Mine”), which produces copper, silver and gold at the historic Avino property in the state of Durango, Mexico. The Avino property also hosts the San Gonzalo Mine, which is currently on care and maintenance. The Company also holds 100% interest in Proyectos Mineros La Preciosa S.A. de C.V. (“La Preciosa”), a Mexican corporation, which owns the La Preciosa Property.

2. Basis of Presentation

Statement of Compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting under IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed consolidated interim financial statements do not contain all of the information required for full annual consolidated financial statements. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s December 31, 2025 annual consolidated financial statements, which were prepared in accordance with IFRS Accounting Standards as issued by the IASB. In particular, the Company’s material accounting policy information was presented in Note 3 of the annual audited consolidated financial statements for the year ended December 31, 2025, and have been consistently applied in the preparation of these condensed consolidated interim financial statements, except as follows:

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	6

Plant, equipment and mining properties

Effective April 16, 2026, and the date of the Company’s NI 43-101 Technical Report, the Company commenced depleting mining properties using the units of production method based on the estimated remaining life of the mine, for its mining operations that have achieved management’s intended production levels. The change in accounting policy did not have a significant impact on depreciation in the current period nor will it have a significant impact in subsequent periods.

Basis of Presentation

These consolidated financial statements are expressed in US dollars and have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting on a going concern basis. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements as if the policies have always been in effect.

Foreign Currency Translation

Foreign Currency Transactions

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated.

Foreign Operations

Subsidiaries that have functional currencies other than the US dollar translate their statement of operations items at the average rate during the year. Assets and liabilities are translated at exchange rates prevailing at the end of each reporting period. Exchange rate variations resulting from the retranslation at the closing rate of the net investment in these subsidiaries, together with differences between their statement of operations items translated at actual and average rates, are recognized in accumulated other comprehensive income (loss). On disposition or partial disposition of a foreign operation, the cumulative amount of related exchange difference is recognized in the statement of operations.

Significant Accounting Judgments and Estimates

The Company’s management makes judgments in its process of applying the Company’s accounting policies to the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of the impacts on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period from uncertain future events and on the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The critical judgments and estimates applied in the preparation of the Company’s unaudited condensed consolidated interim financial statements for the six months ended June 30, 2026, are consistent with those applied and disclosed in Note 2 to the Company’s annual consolidated financial statements for the year ended December 31, 2025.

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	7

Basis of Consolidation

The financial statements include the accounts of the Company and its Mexican subsidiaries as follows:

Subsidiary	Ownership Interest	Jurisdiction	Nature of Operations
Oniva Silver and Gold Mines S.A. de C.V.	100%	Mexico	Mexican administration
Nueva Vizcaya Mining, S.A. de C.V.	100%	Mexico	Mexican administration
Promotora Avino, S.A. de C.V. (“Promotora”)	79.09%	Mexico	Holding company
Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”)	98.45% direct 1.22% indirect (Promotora) 99.67% effective	Mexico	Mining and exploration
La Luna Silver & Gold Mines Ltd.	100%	Canada	Holding company
La Preciosa Silver & Gold Mines Ltd.	100%	Canada	Holding company
Proyectos Mineros La Preciosa S.A. de C.V.	100%	Mexico	Mining and exploration
Cervantes LLP	100%	U.S.	Holding company

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

3. Recent Accounting Pronouncements

New and amended IFRS Accounting Standards that are effective for the current year:

Certain new accounting standards and interpretations have been published that are either applicable in the current year or are not mandatory for the current period and have not been early adopted.

During the six months ended June 30, 2026, the Company adopted amendments to IFRS 9 Financial Instruments and related amendments to IAS 7 Statement and of Cash Flows and IFRS 7 Financial Instruments: Disclosures, related to the settlement of financial assets and financial liabilities through electronic payment systems. The amendments clarify the timing of recognition and derecognition of financial assets and financial liabilities settled electronically and introduce and optional exception for certain electronic payment arrangements. We have assessed these amendments and the adoption of these amendments did not have a material impact on the Company’s consolidated financial statements.

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	8

4. Taxes Recoverable

The Company’s taxes recoverable consist of the Mexican I.V.A. (“VAT”) and income taxes recoverable and Canadian sales taxes (“GST/HST”) recoverable.

	June 30, 2026	December 31, 2025
VAT recoverable	$2,246	$1,731
GST recoverable	51	22
Income taxes recoverable	17	17
	$2,314	$1,770

5. Inventory

	June 30, 2026	December 31, 2025
Process material stockpiles	$3,147	$3,016
Concentrate inventory	6,830	4,230
Materials and supplies	5,936	4,950
	$15,913	$12,196

The amount of inventory recognized as an expense for the three and six months ended June 30, 2026 totaled $13,797 and $29,813 (three and six months ended June 2025 – $11,581 and $19,855). See Note 13 for further details.

6. Long-Term Investments

The Company classifies its long-term investments as designated at fair value through profit and loss under IFRS 9. Long-term investments are summarized as follows:

For the six months ended June 30, 2026	Fair Value December 31, 2025	Net Additions / (Disposals)	Movements in foreign exchange	Fair value Adjustments for the period	Fair Value June 30, 2026
Talisker Resources Common Shares	$2,351	$(226)	$(61)	$(463)	$1,601
Silver Wolf Exploration Ltd. Common Shares	1,114	-	(34)	(205)	875
Silver Wolf Exploration Ltd. Warrants	184	-	(4)	(64)	116
Endurance Gold Corp. Common Shares	376	-	(17)	94	453
Endurance Gold Corp. Warrants	126	-	(7)	39	158
	$4,151	$(226)	$(123)	$(599)	$3,203

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	9

7. Exploration and Evaluation Assets

The Company has accumulated the following acquisition, exploration and evaluation costs which are not subject to depletion:

	Note	Avino, Mexico	La Preciosa, Mexico	Total
Balance, December 31, 2024		$15,992	$36,898	$52,890
Drilling and exploration		70	310	380
Assessments and taxes		185	12	197
Transfer to other assets		-	(2,215)	(2,215)
Transfer to mining properties	10	-	(35,005)	(35,005)
Disposition of Ana Maria and El Laberinto claims		(556)	-	(556)
Effect of movements in exchange rates		8	-	8
Balance, December 31, 2025		$15,699	$-	$15,699
Drilling and exploration		-	-	-
Assessments and taxes		107	-	107
Effect of movements in exchange rates		(54)	-	(54)
Balance, June 30, 2026		$15,752	$-	$15,752

A. Avino, Mexico

The Company’s subsidiary Avino Mexico owns 42 mineral claims and leases four mineral claims in the state of Durango, Mexico. The Company’s mineral claims in Mexico are divided into the following two groups:

1. Avino Mine Area Property

The Avino Mine area property is situated around the towns of Panuco de Coronado and San Jose de Avino and surrounding the historic Avino mine site. There are four exploration concessions covering 154.4 hectares, 24 exploitation concessions covering 1,284.7 hectares, and one leased exploitation concession covering 98.83 hectares.

2. Unification La Platosa Properties

The Unification La Platosa properties, consist of three leased concessions in addition to the leased concessions situated within the Avino mine area property near the towns of Panuco de Coronado and San Jose de Avino and surrounding the Avino Mine.

In February 2012, the Company’s wholly-owned Mexican subsidiary entered into a new agreement with Minerales de Avino, S.A. de C.V. (“Minerales”) whereby Minerales has indirectly granted to the Company the exclusive right to explore and mine the La Platosa property known as the “ET zone”. The ET zone includes the Avino Mine, where production at levels intended by management was achieved on July 1, 2015.

Under the agreement, the Company has obtained the exclusive right to explore and mine the property for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the granting of these rights, the Company issued 135,189 common shares with a fair value of C$250 during the year ended December 31, 2012. The Company has agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns (“NSR”). In addition, after the start of production, if the minimum monthly processing rate of the mine facilities is less than 15,000 tonnes, then the Company must pay to Minerales a minimum royalty equal to the applicable NSR royalty based on the processing at a monthly rate of 15,000 tonnes.

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	10

Minerales has also granted to the Company the exclusive right to purchase a 100% interest in the property at any time during the term of the agreement (or any renewal thereof), upon payment of $8 million within 15 days of the Company’s notice of election to acquire the property. The purchase would be subject to a separate purchase agreement for the legal transfer of the property.

B. La Preciosa, Mexico

La Preciosa is a development stage mineral property located in the state of Durango, Mexico, within the municipalities of Pánuco de Coronado and Canatlán. The Project is hosting one of the largest undeveloped primary silver resources in Mexico, and is located adjacent to Avino’s existing operations at the Avino Property in Durango, Mexico. The property covers an area of approximately 1,134 hectares and is located on the eastern flank of the Sierra Madre Occidental mountain range.

On April 1, 2025, the Company determined that La Preciosa had demonstrated technical feasibility and commercial viability to support the reclassification from the exploration and evaluation asset stage to the development stage and mining properties with plant, equipment and mining properties.

As such, the Company performed an assessment for impairment under IFRS 6 prior to reclassification. Management assessed whether or not the assets were impaired using a quantitative assessment of the recoverable value.

Based on these factors, all of the criteria required by IAS 36.10 have been met, and the Company determined that the recoverable amount exceeds the carrying value, and no impairment was recorded.

8. Non-Controlling Interest

At June 30, 2026, the Company had an effective 99.67% (December 31, 2025 - 99.67%) interest in its subsidiary Avino Mexico and the remaining 0.33% (December 31, 2025 - 0.33%) interest represents a non-controlling interest. The accumulated deficit and current period income attributable to the non-controlling interest are insignificant and accordingly have not been presented separately in the consolidated financial statements.

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	11

9. Plant, Equipment and Mining Properties

	Mining properties	Office equipment, furniture, and fixtures	Computer equipment	Mine machinery and transportation equipment	Mill machinery and processing equipment	Buildings and construction in process	Total
COST
Balance at January 1, 2025	$19,230	$1,191	$1,763	$16,331	$28,222	$14,982	$81,719
Additions / Transfers	4,436	55	200	8,973	4,425	842	18,931
Transfer from exploration and evaluation assets (Note 7)	35,005	-	-	-	-	-	35,005
Royalty buyback	21,787	-	-	-	-	-	21,787
Writedowns	-	(12)	(7)	(1,716)	(343)	-	(2,078)
Effect of movements in exchange rates	12	-	-	3	-	27	42
Balance at December 31, 2025	80,470	1,234	1,956	23,591	32,304	15,851	155,406
Additions	4,653	41	55	6,158	48	1,249	12,204
Writedowns	-	(1)	(5)	(96)	(20)	-	(122)
Effect of movements in exchange rates	(766)	-	-	47	2	(15)	(732)
Balance at June 30, 2026	84,357	1,274	2,006	29,700	32,334	17,085	166,756
ACCUMULATED DEPLETION AND DEPRECIATION / IMPAIRMENT
Balance at January 1, 2025	9,899	643	1,000	5,297	7,849	3,230	27,918
Additions	503	148	410	1,523	774	329	3,687
Writedowns	-	(11)	(5)	(1,455)	(93)	-	(1,564)
Balance at December 31, 2025	10,402	780	1,405	5,365	8,530	3,559	30,041
Additions	302	77	216	483	3,599	197	4,874
Writedowns	-	(1)	(5)	(89)	(9)	-	(104)
Balance at June 30, 2026	10,704	856	1,616	5,759	12,120	3,756	34,811
NET BOOK VALUE
At June 30, 2026	73,653	418	390	23,941	20,214	13,329	131,945
At December 31, 2025	$70,068	$454	$551	$18,226	$23,774	$12,292	$125,365

Included in Buildings and construction in process above are assets under construction of $5,047 as at June 30, 2026 (December 31, 2025 - $5,019) on which no depreciation was charged in the periods then ended. Once the assets are available for use, they will be transferred to the appropriate class of plant, equipment and mining properties.

As of June 30, 2026, the Company recorded a write-down of $18 (December 31, 2025 - $514) against the carrying value of mine and mill machinery and transportation equipment due to damage and obsolescence.

As at June 30, 2026, plant, equipment and mining properties included a net carrying amount of $10,758 (December 31, 2025 - $9,162) for mining equipment and right of use assets under lease.

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	12

On August 25, 2025, the Company acquired all outstanding royalties and obligations held by Deterra Royalties Inc., on the La Preciosa property. Consideration for the transaction was $13.25 million upfront payment, followed by an $8.75 million payment deferred for one year. The consideration has been measured at fair value as of the transaction date and recorded as an addition to mineral properties. The present value of the deferred obligation payment was calculated using a discount interest rate of 7.47%.

10. Related Party Transactions and Balances

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

A. Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel is as follows:

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Salaries, benefits, and consulting fees	$470	$347	$882	$923
Share-based payments	1,271	1,048	2,011	1,336
	$1,741	$1,395	$2,893	$2,259

B. Amounts due to/from related parties

In the normal course of operations, the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand.

The following table summarizes the amounts were due to/(from) related parties:

	June 30, 2026	December 31, 2025
Oniva International Services Corp.	$95	$98
Silver Wolf Exploration Ltd.	(236)	(239)
	$(141)	$(141)

For consulting services provided to the Company by the President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by the Company’s President and CEO and director. For the six months ended June 30, 2026, the Company paid $181 (June 30, 2025 - $259) to ICC.

C. Other related party transactions

The Company has a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company, with a 2.5% markup. The President & CEO, and director of the Company, is the sole owner of Oniva. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	13

The transactions with Oniva are summarized below:

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Salaries and benefits	$400	$262	$940	$573
Office and miscellaneous	132	137	372	271
	$532	$399	$1,312	$844

11. Reclamation Provision

Management’s estimate of the reclamation provision at June 30, 2026, is $3,131 (December 31, 2025 – $2,921), and the undiscounted value of the obligation is $6,316 (December 31, 2025 – $5,573).

The present value of the obligation was calculated using a risk-free interest rate of 9.13% (December 31, 2025 – 9.13%) and an inflation rate of 3.84% (December 31, 2025 – 3.84%). Reclamation activities are estimated to begin in 2028 for the San Gonzalo Mine and in 2043 for the Avino Mine and La Preciosa Mine.

A reconciliation of the changes in the Company’s reclamation provision is as follows:

	June 30, 2026	December 31, 2025
Balance at beginning of the period	$2,921	$2,062
Changes in estimates	-	349
Unwinding of discount	134	204
Effect of movements in exchange rates	76	306
Balance at end of the period	$3,131	$2,921

12. Share Capital and Share-Based Payments

A. Authorized

Unlimited common shares without par value

B. Issued

i.

During the six months ended June 30, 2026, the Company issued 3,099,435 common shares through an at- the-market offering via a prospectus supplement for gross proceeds of $25,656. The Company paid a 2.75% cash commission of $706 on gross proceeds, for net proceeds of $24,950. The Company also incurred $214 in share issuance costs related to its base shelf prospectus and prospectus supplement filings.

During the six months ended June 30, 2026, the Company issued 3,275,404 common shares following the exercise of 3,289,500 stock options, with 14,096 shares being forfeit for net exercise. As a result, $4,780 was recorded to share capital, representing cash proceeds of $3,063 and the fair value upon issuance of $1,717.

During the six months ended June 30, 2026, the Company issued 1,691,983 common shares upon vesting of RSUs. As a result, $1,347 was recorded to share capital.

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	14

On April 6, 2026, the Company received acceptance from the Toronto Stock Exchange (the “TSX”) of the Company’s Notice of Intention to make a Normal Course Issuer Bid (the “NCIB”) to repurchase, for cancellation, up to an aggregate of 8,428,566 common shares at prevailing market prices commencing on April 8, 2026 and ending on the earlier of April 7, 2027, and the date on which the Company reaches the maximum purchases permitted under the NCIB. During the six months ended June 30, 2026, the Company repurchased and subsequently cancelled 508,039 common shares at an incurred cost of $3,031.

ii.

During the year ended December 31, 2025, the Company issued 16,504,560 common shares through an at- the-market offering via a prospectus supplement for gross proceeds of $77,024. The Company paid a 2.75% cash commission of $2,118 on gross proceeds, for net proceeds of $74,906. The Company also incurred $690 in share issuance costs related to its base shelf prospectus and prospectus supplement filings.

During the year ended December 31, 2025, the Company issued 3,930,490 common shares following the exercise of 4,251,000 stock options, with 320,510 shares being forfeit for net exercise. As a result, $4,768 was recorded to share capital, representing cash proceeds of $2,617 and the fair value upon issuance of $2,151.

During the year ended December 31, 2025, the Company issued 1,308,296 common shares upon vesting of RSUs. As a result, $1,008 was recorded to share capital.

C. Stock Options

The Company has a stock option plan to purchase the Company’s common shares, under which it may grant stock options of up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to directors, officers, and employees, and to persons providing investor relations or consulting services, the limits being based on the Company’s total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor relations services, which vest over a period of one year. The option price must be greater than or equal to the discounted market price on the grant date, and the option term cannot exceed ten years from the grant date.

Continuity of stock options is as follows:

	Underlying Shares	Weighted Average Exercise Price (C$)
Stock options outstanding, January 1, 2025	7,675,000	$1.15
Granted	2,547,000	$2.24
Exercised	(4,251,000)	$1.32
Expired	(100,000)	$1.64
Stock options outstanding, December 31, 2025	5,871,000	$1.50
Granted	737,908	$9.43
Exercised	(3,289,500)	$1.32
Cancelled	(1,336)	$9.41
Stock options outstanding, June 30, 2026	3,318,072	$3.43
Stock options exercisable, June 30, 2026	2,690,643	$2.03

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	15

The following table summarizes information about the stock options outstanding and exercisable at June 30, 2026:

		Outstanding		Exercisable
Expiry Date	Price (C$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Remaining Contractual Life (Years)
March 25, 2027	$1.20	27,500	0.73	27,500	0.73
March 29, 2028	$1.12	450,000	1.75	450,000	1.75
March 25, 2029	$0.78	535,000	2.74	535,000	2.74
April 9, 2030	$2.11	1,494,000	3.78	1,494,000	3.78
May 27, 2030	$4.38	75,000	3.91	75,000	3.91
March 16, 2031	$9.41	436,572	4.71	109,143	4.71
June 4, 2031	$9.47	300,000	4.93	-	4.93
		3,318,072	3.54	2,690,643	3.24

Valuation of stock options requires the use of estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing stock options is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the stock options was calculated using the Black-Scholes model with the following weighted average assumptions and resulting fair values:

	June 30, 2026	December 31, 2025
Weighted average assumptions
Risk-free interest rate	3.03%	2.80%
Expected dividend yield	0%	0%
Expected life	4.4 years	5 years
Expected stock price volatility	62.46%	60.28%
Expected forfeiture rate	12%	13%
Weighted average fair value	C$4.29	C$1.06

During the six months ended June 30, 2026, the Company charged $1,287 (December 31, 2025 - $1,781) to operations as share-based payments for the fair value of stock options granted.

D. Restricted Share Units

On April 19, 2018, the Company’s Restricted Share Unit (“RSU”) Plan was approved by its shareholders. The RSU Plan is administered by the Compensation Committee under the supervision of the Board of Directors as compensation to officers, directors, consultants, and employees. The Compensation Committee determines the terms and conditions upon which a grant is made, including any performance criteria or vesting period.

Upon vesting, each RSU entitles the participant to receive one common share, provided that the participant is continuously employed with or providing services to the Company. RSUs track the value of the underlying common shares, but do not entitle the recipient to the underlying common shares until such RSUs vest, nor do they entitle a holder to exercise voting rights or any other rights attached to ownership or control of the common shares, until the RSU vests and the RSU participant receives common shares.

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	16

Continuity of RSUs is as follows:

	Underlying Shares	Weighted Average Price (C$)
RSUs outstanding, January 1, 2025	3,540,868	$1.08
Granted	1,547,715	$2.50
Exercised	(1,308,296)	$1.10
Cancelled / Forfeited	(443,572)	$1.11
RSUs outstanding, December 31, 2025	3,336,715	$1.72
Granted	209,805	$9.41
Exercised	(1,690,911)	$1.50
Cancelled / Forfeited	(30,443)	$1.21
RSUs outstanding, June 30, 2026	1,825,166	$2.82

The following table summarizes information about the RSUs outstanding at June 30, 2026:

Issuance Date	Price (C$)	Number of RSUs Outstanding
April 1, 2024	$1.02	582,000
April 9, 2025	$2.41	984,000
May 27, 2025	$4.38	50,000
March 16, 2026	$9.41	209,166
		1,825,166

During the six months ended June 30, 2026, 209,805 RSUs (December 31, 2025 – 1,547,715) were granted. The weighted average fair value at the measurement date was C$9.41, based on the TSX market price of the Company’s shares on the date the RSUs were granted.

During the six months ended June 30, 2026, the Company charged $1,053 (June 30, 2025 – $819) to operations as share-based payments for the fair value of the RSUs vested. The fair value of the RSUs is recognized over the vesting period with reference to vesting conditions and the estimated RSUs expected to vest.

E. Earnings Per Share

The calculations for basic earnings per share and diluted earnings per share are as follows:

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Net income for the period	$10,899	$2,864	$26,812	$8,481
Basic weighted average number of shares outstanding	170,022,896	144,108,234	168,298,839	142,194,583
Effect of dilutive share options and RSUs (‘000)	5,489,945	10,026,250	5,698,136	9,706,798
Diluted weighted average number of shares outstanding	175,512,841	154,134,484	173,996,975	151,901,381
Basic income per share	$0.06	$0.02	$0.16	$0.06
Diluted income per share	$0.06	$0.02	$0.15	$0.06

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	17

13. Revenue and Cost of Sales

The Company’s revenues for the six months ended June 30, 2026 and 2025, are all attributable to Mexico, from shipments of concentrate from the Avino Mine and processing of development material from the La Preciosa Mine.

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Concentrate sales	$32,013	$21,941	$74,006	$37,702
Provisional pricing adjustments	(5,226)	(136)	(7,786)	2,939
	$26,787	$21,805	$66,220	$40,641

Cost of sales consists of changes in inventories, direct costs including personnel costs, mine site costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third party transport fees, depreciation and depletion, and other expenses for the periods. Direct costs include the costs of extracting co-products.

Cost of sales is based on the weighted average cost of inventory sold for the periods and consists of the following for the six months ended June 30, 2026 and 2025:

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Production costs	$12,368	$10,531	$25,088	$17,971
Write down of equipment and materials and supplies inventory	18	164	18	164
Depreciation and depletion	1,430	886	4,725	1,720
	$13,816	$11,581	$29,831	$19,855

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	18

14. General and Administrative Expenses

General and administrative expenses consist of the following:

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Salaries and benefits	$1,133	$826	$2,344	$1,826
Office and miscellaneous	267	480	960	926
Professional fees	398	240	889	427
Management and consulting fees	133	101	266	348
Investor relations	155	131	313	226
Regulatory and compliance fees	98	58	197	102
Directors’ fees	82	52	170	86
Travel and promotion	33	46	93	79
Depreciation	41	39	83	76
	$2,340	$1,973	$5,315	$4,096

15. Commitments & Contingencies

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 10.

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	June 30, 2026	December 31, 2025
Not later than one year	$803	$459
Later than one year and not later than five years	1,229	1,677
Later than five years	3,075	3,210
	$5,107	$5,346

Office lease payments recognized as an expense during the six months ended June 30, 2026, totaled $22 (December 31, 2025 - $39).

Due to the nature of the Company’s activities, the Company is from time to time involved in various claims and legal proceedings arising in the conduct of its business. At the reporting date, none of such claims and legal proceedings are considered probable of resulting in a material loss or judgment against the Company.

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	19

16. Supplementary Cash Flow Information

	For the six months ended June 30, 2026	For the six months ended June 30, 2025
NET CHANGE IN NON-CASH WORKING CAPITAL ITEMS
Inventory	$(3,651)	$(2,841)
Prepaid expenses and other assets	(1,179)	(257)
Taxes recoverable	(544)	(508)
Taxes payable	(1,631)	288
Accounts payable and accrued liabilities	(3,031)	2,079
Amounts receivable	9,984	(3,135)
Amounts due to related parties	1	(148)
	$(51)	$(4,522)
OTHER SUPPLEMENTARY INFORMATION
Interest paid	$254	$136
Taxes paid	13,843	3,590
	$14,097	$3,726
NON-CASH INVESTING AND FINANCING ACTIVITIES
Transfer of share-based payments reserve upon vesting of RSUs	$1,347	$1,008
Transfer of share-based payments reserve upon exercise of stock options	4,780	1,155
Equipment acquired under finance leases and equipment loans	4,918	4,014
	$11,045	$6,177

17. Financial Instruments

The fair values of the Company’s amounts receivable not subject to provisional pricing, due to/from related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable subject to provisional pricing, long-term investments are recorded at fair value. The carrying amounts of the Company’s deferred consideration payable, equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

A. Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, long-term investments and amounts receivable. The Company manages credit risk, in respect of cash and short-term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	20

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with two (December 31, 2025 – two) counterparties (see Note 18). However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At June 30, 2026, no amounts were held as collateral.

B. Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at June 30, 2026, in the amount of $144,783 and current assets exceeded current liabilities by $140,774 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of finance lease obligations are due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at June 30, 2026, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$11,155	$11,155	$-	$-
Deferred consideration payable	8,750	8,750	-	-
Equipment loans	1,947	848	1,099	-
Finance lease obligations	7,102	3,187	3,915	-
Total	$28,954	$23,940	$5,014	$-

C. Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

i.

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

ii.	To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not materially exposed to interest rate risk, as any material debt obligations that bear interest are fixed and not subject to floating interest rates. A 10% change in the interest rate would not result in a material impact on the Company’s operations.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars:

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	21

		June 30, 2026		December 31, 2025
	MXN	CDN	MXN	CDN
Cash	$30,176	$3,055	$29,172	$1,710
Due from related parties	-	335	4,026	-
Long-term investments	-	4,552	-	5,690
Reclamation bonds	-	6	-	6
Amounts receivable	10,094	73	11,461	30
Accounts payable and accrued liabilities	(73,823)	(190)	(73,792)	(311)
Due to related parties	-	(135)	-	(135)
Finance lease obligations	(1,881)	(374)	(4,320)	(430)
Net exposure	(35,434)	7,322	(33,453)	6,560
US dollar equivalent	$(2,023)	$5,152	$(1,863)	$4,785

Based on the net US dollar denominated asset and liability exposures as at June 30, 2026, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the six months ended June 30, 2026, by approximately $44 (December 31, 2025 – $248). The Company has entered into certain foreign currency contracts to mitigate this risk and at June 30, 2026, recorded a derivative asset of $630 (December 31, 2025 – derivative asset of $1,314).

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its amounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At June 30, 2026, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of approximately $36 (December 31, 2025 - $743).

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At June 30, 2026, a 10% change in market prices would have an impact on net earnings (loss) of approximately $293 (December 31, 2025 - $384).

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

D. Classification of Financial Instruments

IFRS 13 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	22

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at June 30, 2026:

	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash	$144,783	$-	$-
Amounts receivable	-	-	-
Derivative asset	-	630	-
Long-term investments	2,931	-	272
Total financial assets	$147,714	$630	$272

FINANCIAL LIABILITIES
Accounts payable	$-	$(356)	$-
Derivative liability	-	-	-
Total financial liabilities	$-	$(356)	$-

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2025:

	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash	$101,724	$-	$-
Amounts receivable	-	7,430	-
Derivative asset	-	1,314	-
Long-term investments	3,843	-	308
Total financial assets	$105,567	$8,744	$308

FINANCIAL LIABILITIES
Derivative liability	-	-	-
Total financial liabilities	$-	$-	$-

18. Segmented Information

The Company reviews its segment reporting to ensure it reflects the operational structure of the Company and enables the Company’s Chief Operating Decision Maker (the Company’s CEO) to review operating segment performance at the mine operating income or loss level, as well as on the basis of total comprehensive income. Effective December 31, 2025, it was determined that the Company has two reportable operating segments, located in Mexico (Avino and La Preciosa). The Company also has a Corporate segment located in Canada. Revenues, cost of sales, operating expenses, other items and income taxes are attributed to the operation in which they arise. Segment results are presented net of intersegment transactions where services are performed on behalf of other segments within the Company. There are no amounts unallocated to reportable segments. Previously, the Company only had one reportable segment. Following this change in the composition of reportable segments, the Company has restated the corresponding segment information for the three and six months ended June 30, 2025.

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	23

The following tables represent the statement of operations and other comprehensive income by segment:

For the three months ended June 30, 2026 and 2025		Revenue	Cost of sales (production costs)	Cost of sales (depreciation)	Mine operating income	Total comprehensive income
MEXICO
Avino	2026	$23,056	$9,971	$1,213	$11,872	$8,803
	2025	21,805	10,695	886	10,224	9,177
La Preciosa	2026	3,731	2,415	217	1,099	1,034
	2025	-	-	-	-	-
CANADA
Corporate	2026	-	-	-	-	(1,296)
	2025	-	-	-	-	(4,894)
Consolidated	2026	$26,787	$12,386	$1,430	$12,971	$8,541
	2025	$21,805	$10,695	$886	$10,224	$4,283

For the six months ended June 30, 2026 and 2025		Revenue	Cost of sales (production costs)	Cost of sales (depreciation)	Mine operating income	Total comprehensive income
MEXICO
Avino	2026	$58,036	$21,178	$4,396	$32,462	$20,757
	2025	40,641	18,135	1,720	20,786	16,497
La Preciosa	2026	8,184	3,927	329	3,927	3,523
	2025	-	-	-	-	-
CANADA
Corporate	2026	-	-	-	-	(2,268)
	2025	-	-	-	-	(6,502)
Consolidated	2026	$66,220	$24,932	$2,667	$36,389	$22,012
	2025	$40,641	$18,135	$1,720	$20,786	$9,995

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	24

The following table represents information from the consolidated statement of financial position by segment:

As at June 30, 2026 and December 31, 2025		PP&E assets (incl. mineral properties)	E&E assets	Total mining assets	Total assets	Total liabilities
MEXICO
Avino	2026	$60,333	$15,752	$76,085	$119,188	$21,344
	2025	59,892	15,699	75,591	116,941	28,390
La Preciosa	2026	71,351	-	71,351	83,170	9,490
	2025	65,154	-	65,154	73,626	6,389
CANADA
Corporate	2026	261	-	261	120,166	9,120
	2025	319	-	319	88,465	10,022
Consolidated	2026	$131,945	$15,752	$147,697	$322,524	$39,954
	2025	$125,365	$15,699	$141,064	$279,032	$44,801

On the consolidated statements of operations and other comprehensive income for the three months ended June 30, 2026 and 2025, the Company had revenue from the following product mixes, all deriving from its Mexico operations:

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Silver	$14,617	$9,048	$38,725	$15,948
Copper	2,512	7,275	11,904	14,335
Gold	9,866	6,741	16,634	13,117
Penalties, treatment costs and refining charges	(208)	(1,259)	(1,043)	(2,759)
Total revenue from mining operations	$26,787	$21,805	$66,220	$40,641

For the three and six months ended June 30, 2026 and 2025, the Company had the following customers that accounted for total revenues as follows:

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Customer #1	$25,788	$19,791	$64,402	$37,484
Customer #2	999	2,014	1,818	3,157
Other customers	-	-	-	-
Total revenue from mining operations	$26,787	$21,805	$66,220	$40,641

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	25

19. Subsequent Events

Normal Course Issuer Bid (“NCIB”)

Subsequent to June 30, 2026, the Company repurchased and cancelled 40,000 common shares through its NCIB at an average price of $5.65 for a total cost of $226.

Stock Option Exercises

Subsequent to June 30, 2026, the Company issued 27,500 common shares through the exercise of 27,500 stock options at an average exercise price of C$1.20 for proceeds of C$33.

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	26